**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

# FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

February 1, 2012

# THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

| | | |
|---|---|---|
| Delaware<br>(State or other jurisdiction of incorporation or organization) | 1-8002<br>(Commission File Number) | 04-2209186<br>(I.R.S. Employer Identification Number) |

| | |
|---|---|
| 81 Wyman Street<br>Waltham, Massachusetts<br>(Address of principal executive offices) | 02451<br>(Zip Code) |

(781) 622-1000
(Registrant’s telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**THERMO FISHER SCIENTIFIC INC.**

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended October 1, 2011, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to the acquisitions of Dionex and Phadia may not materialize as expected. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

## Item 2.02    Results of Operations and Financial Condition

On February 1, 2012, the Registrant announced its financial results for the fiscal quarter ended October 1, 2011. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

## Item 9.01    Financial Statements and Exhibits

(d)    Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished," and not "filed":

99.1    Press Release dated February 1, 2012

**THERMO FISHER SCIENTIFIC INC.**

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 1st day of February, 2012.

THERMO FISHER SCIENTIFIC INC.


By:   /s/ Peter E. Hornstra
        Peter E. Hornstra
        Vice President and Chief Accounting Officer



**FOR IMMEDIATE RELEASE**

Media Contact Information:
Karen Kirkwood
Phone: 781-622-1306
E-mail: karen.kirkwood@thermofisher.com
Website: www.thermofisher.com

Investor Contact Information:
Ken Apicerno
Phone: 781-622-1294
E-mail: ken.apicerno@thermofisher.com

**Thermo Fisher Scientific Reports Record Fourth Quarter and Full Year 2011 Results**

*Initiates Guidance for Full Year 2012*

WALTHAM, Mass. (February 1, 2012) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, today reported its financial results for the fourth quarter and full year ended December 31, 2011.

**Fourth Quarter and Full Year 2011 Highlights**

- Adjusted earnings per share (EPS) in the fourth quarter of 2011 grew 23% to a record $1.18, and for the full year grew 20% to a record $4.16.

- Revenues in the fourth quarter of 2011 increased 15% to a record $3.13 billion.

- Adjusted operating margin in the fourth quarter of 2011 expanded 100 basis points to 18.9%.

- Generated full year 2011 free cash flow of $1.42 billion.

- Launched significant new products in 2011 to strengthen leadership in mass spectrometry, specialty diagnostics and laboratory equipment.

- Increased revenues in high-growth Asia-Pac markets to 15% of total company revenues, up from 13% in 2010.

- Acquired Dionex and Phadia to create leadership positions in chromatography and immunodiagnostics.

- Deployed $350 million in the fourth quarter of 2011 to repurchase 7.0 million shares, and $1.3 billion for the full year to repurchase 24.5 million shares.

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

"We were pleased to close 2011 on a strong note by delivering excellent revenue and earnings growth in the fourth quarter," said Marc N. Casper, president and chief executive officer of



Thermo Fisher Scientific. "This solid performance capped another successful year, highlighted by 20% growth in adjusted EPS."

"Our commitment to innovation drove significant product launches this year across all three business segments, and our expansion in high-growth emerging markets led to strong double-digit performance in China, India and Brazil. We are gaining significant traction with the additional share gain initiatives we launched in the second half of the year when the economic environment became more challenging. We also enhanced our leadership position by deploying capital on complementary acquisitions, and I'm pleased to report that the synergies we outlined for Dionex and Phadia are both tracking better than we expected. Finally, we continued to deploy our capital to buy back our shares, spending a total of $1.3 billion in 2011."

**Fourth Quarter 2011**

For the fourth quarter of 2011, adjusted EPS grew 23% to a record $1.18, versus $0.96 in the fourth quarter of 2010. Revenues for the quarter grew 15% to $3.13 billion in 2011, versus $2.72 billion in 2010. On a pro forma basis, as if Dionex and Phadia were owned for the fourth quarter in both years, revenues increased 6%, including a 1% increase from acquisitions other than Dionex and Phadia and a negligible impact from currency translation. Adjusted operating income for the fourth quarter of 2011 increased 22% compared with the year-ago period, and adjusted operating margin expanded 100 basis points to 18.9%, compared with 17.9% in the fourth quarter of 2010.

GAAP diluted EPS for the fourth quarter of 2011 was $0.77, versus $0.75 in the same quarter last year. GAAP operating income for the fourth quarter of 2011 increased 7% to $343 million, compared with $321 million in 2010. GAAP operating margin was 10.9%, compared with 11.8% in the fourth quarter of 2010, due to acquisition-related charges.

**Full Year 2011**

For the full year 2011, adjusted EPS grew 20% to a record $4.16, versus $3.46 in 2010. Revenues for 2011 grew 11% to $11.73 billion, versus $10.57 billion a year ago. Adjusted operating income for 2011 increased 16% compared with 2010, and adjusted operating margin expanded to 18.1%, compared with 17.4% a year ago.

GAAP diluted EPS for 2011 increased to $3.46, versus $2.53 in 2010, due primarily to gains on the sale of discontinued operations. GAAP operating income for 2011 increased 3% to $1.25 billion, compared with $1.21 billion a year ago. GAAP operating margin was 10.6%, compared with 11.4% in 2010, due to acquisition-related charges.

**Annual Guidance for 2012**

Thermo Fisher is initiating adjusted EPS and revenue guidance for the full year 2012. The company expects to achieve adjusted EPS in the range of $4.67 to $4.82 for 2012, which would result in 12% to 16% EPS growth over 2011. The company expects to achieve 2012 revenues in the range of $12.15 billion to $12.35 billion, for 4% to 5% revenue growth year over year.



Casper added, "Although there is still uncertainty in the macro-economic environment, our proven strategy for creating shareholder value through the combination of revenue growth, margin expansion and effective capital deployment positions us to achieve our goals for 2012."

The 2012 guidance does not include any future acquisitions or divestitures and is based on current foreign exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

**Segment Results**

Management uses adjusted operating results to monitor and evaluate performance of the company's three business segments, as highlighted below.

*Analytical Technologies Segment*

In the fourth quarter of 2011, Analytical Technologies Segment revenues increased 23% to $1.08 billion, compared with revenues of $880 million in the fourth quarter of 2010. Segment adjusted operating income increased 38% in the fourth quarter of 2011, and adjusted operating margin increased to 21.1%, versus 18.7% in the 2010 quarter.

For the full year 2011, Analytical Technologies Segment revenues increased 19% to $3.85 billion, compared with revenues of $3.24 billion in 2010. Segment adjusted operating income increased 31% in 2011, and adjusted operating margin increased to 18.7%, versus 2010 results of 17.0%.

*Specialty Diagnostics Segment*

Specialty Diagnostics Segment revenues in the fourth quarter increased 32% to $705 million in 2011, compared with revenues of $536 million in the fourth quarter of 2010. Segment adjusted operating income increased 42% in the fourth quarter of 2011, and adjusted operating margin increased to 24.0%, versus 22.2% in the 2010 quarter.

For the full year 2011, Specialty Diagnostics Segment revenues increased 15% to $2.47 billion, compared with revenues of $2.15 billion in 2010. Segment adjusted operating income increased 22% in 2011, and adjusted operating margin increased to 24.2%, versus 2010 results of 22.7%.

*Laboratory Products and Services Segment*

In the fourth quarter of 2011, Laboratory Products and Services Segment revenues increased 5% to $1.48 billion, compared with revenues of $1.41 billion in the fourth quarter of 2010. Segment adjusted operating income decreased 4% in the fourth quarter of 2011, and adjusted operating margin was 13.2%, versus 14.3% in the 2010 quarter.

For the full year 2011, Laboratory Products and Services Segment revenues increased 5% to $5.94 billion, compared with revenues of $5.65 billion in 2010. Segment adjusted operating income increased 1% in 2011, and adjusted operating margin was 13.7%, versus 2010 results of 14.2%.



**Use of Non-GAAP Financial Measures**

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2012 excludes approximately $1.33 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the end of the fourth quarter of 2011. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing



such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

**Conference Call**

Thermo Fisher Scientific will hold its earnings conference call today, February 1, at 8:30 a.m. Eastern time. To listen, dial (866) 804-6922 within the U.S. or (857) 350-1668 outside the U.S., and use conference ID 27442368. You may also listen to the call live on our website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our website under "Financial Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, March 2, 2012.

**About Thermo Fisher Scientific**

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of $12 billion, we have approximately 39,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through three premier brands, Thermo Scientific, Fisher Scientific and Unity™ Lab Services, which offer a unique combination of innovative technologies, convenient purchasing options and a single solution for laboratory operations management. Our products and services help our customers solve complex analytical challenges, improve patient diagnostics and increase laboratory productivity. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the company's Quarterly Report on Form 10-Q for the quarter ended October 1, 2011, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations;



the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to the acquisitions of Dionex and Phadia may not materialize as expected. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

## **Consolidated Statement of Income** (a)(b)

| (In millions except per share amounts) | Three Months Ended December 31, 2011 | % of Revenues | December 31, 2010 | % of Revenues |
|---|---|---|---|---|
| Revenues | $ 3,133.6 | | $ 2,718.9 | |
| Costs and Operating Expenses: | | | | |
| Cost of revenues (c) | 1,775.8 | 56.7% | 1,565.3 | 57.6% |
| Selling, general and administrative expenses (d) | 699.6 | 22.3% | 595.6 | 21.9% |
| Amortization of acquisition-related intangible assets | 186.7 | 6.0% | 135.1 | 5.0% |
| Research and development expenses | 95.7 | 3.1% | 77.6 | 2.9% |
| Restructuring and other costs, net (e) | 32.9 | 1.0% | 24.5 | 0.9% |
| | 2,790.7 | 89.1% | 2,398.1 | 88.2% |
| Operating Income | 342.9 | 10.9% | 320.8 | 11.8% |
| Interest Income | 8.5 | | 3.8 | |
| Interest Expense | (59.1) | | (19.5) | |
| Other Income (Expense), Net (f) | 15.0 | | (7.5) | |
| Income Before Income Taxes | 307.3 | | 297.6 | |
| Provision for Income Taxes (g) | (17.8) | | (12.7) | |
| Income from Continuing Operations | 289.5 | | 284.9 | |
| Income from Discontinued Operations | - | | 12.6 | |
| (Loss) Gain on Disposal of Discontinued Operations | (0.6) | | - | |
| Net Income | $ 288.9 | 9.2% | $ 297.5 | 10.9% |
| Earnings per Share from Continuing Operations | | | | |
| Basic | $ .78 | | $ .72 | |
| Diluted | $ .77 | | $ .71 | |
| Earnings per Share: | | | | |
| Basic | $ .77 | | $ .76 | |
| Diluted | $ .77 | | $ .75 | |
| Weighted Average Shares: | | | | |
| Basic | 373.4 | | 393.5 | |
| Diluted | 375.9 | | 398.8 | |

**Reconciliation of Adjusted Operating Income and Adjusted Operating Margin**

| | | | | |
|---|---|---|---|---|
| GAAP Operating Income (a) | $ 342.9 | 10.9% | $ 320.8 | 11.8% |
| Cost of Revenues Charges (c) | 30.2 | 1.0% | 4.7 | 0.2% |
| Selling, General and Administrative (Income) Costs, Net (d) | (0.2) | 0.0% | 1.6 | 0.0% |
| Restructuring and Other Costs, Net (e) | 32.9 | 1.0% | 24.5 | 0.9% |
| Amortization of Acquisition-related Intangible Assets | 186.7 | 6.0% | 135.1 | 5.0% |
| Adjusted Operating Income (b) | $ 592.5 | 18.9% | $ 486.7 | 17.9% |

**Reconciliation of Adjusted Net Income**

| | | | | |
|---|---|---|---|---|
| GAAP Net Income (a) | $ 288.9 | 9.2% | $ 297.5 | 10.9% |
| Cost of Revenues Charges (c) | 30.2 | 1.0% | 4.7 | 0.2% |
| Selling, General and Administrative (Income) Costs, Net (d) | (0.2) | 0.0% | 1.6 | 0.0% |
| Restructuring and Other Costs, Net (e) | 32.9 | 1.0% | 24.5 | 0.9% |
| Amortization of Acquisition-related Intangible Assets | 186.7 | 6.0% | 135.1 | 5.0% |
| Amortization of Acquisition-related Intangible Assets – Equity Investments | 0.7 | 0.0% | 0.7 | 0.0% |
| Other (Income) Expense, Net (f) | (17.8) | -0.6% | 7.7 | 0.3% |
| Provision for Income Taxes (g) | (77.4) | -2.4% | (74.8) | -2.7% |
| Discontinued Operations, Net of Tax | 0.6 | 0.0% | (12.6) | -0.5% |
| Adjusted Net Income (b) | $ 444.6 | 14.2% | $ 384.4 | 14.1% |

**Reconciliation of Adjusted Earnings per Share**

| | | |
|---|---|---|
| GAAP EPS (a) | $ 0.77 | $ 0.75 |
| Cost of Revenues Charges, Net of Tax (c) | 0.06 | 0.01 |
| Selling, General and Administrative (Income) Costs, Net of Tax (d) | (0.01) | - |
| Restructuring and Other Costs, Net of Tax (e) | 0.06 | 0.04 |
| Amortization of Acquisition-related Intangible Assets, Net of Tax | 0.31 | 0.20 |
| Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments | - | - |
| Other (Income) Expense, Net (f) | (0.03) | 0.01 |
| Provision for Income Taxes (g) | 0.02 | (0.02) |
| Discontinued Operations, Net of Tax | - | (0.03) |
| Adjusted EPS (b) | $ 1.18 | $ 0.96 |

**Reconciliation of Free Cash Flow**

| | | |
|---|---|---|
| GAAP Net Cash Provided by Operating Activities (a) | $ 637.0 | $ 438.2 |
| Net Cash Used in (Provided by) Discontinued Operations | - | (12.4) |
| Purchases of Property, Plant and Equipment | (81.0) | (89.1) |
| Proceeds from Sale of Property, Plant and Equipment | 2.0 | 6.0 |
| Free Cash Flow | $ 558.0 | $ 342.7 |

## Segment Data

| (In millions) | | Three Months Ended | | | |
|---|---|---|---|---|---|
| | | December 31, 2011 | % of Revenues | December 31, 2010 | % of Revenues |
| **Revenues** | | | | | |
| Analytical Technologies | $ | 1,079.5 | 34.4% | $ 880.2 | 32.4% |
| Specialty Diagnostics | | 705.0 | 22.5% | 535.6 | 19.7% |
| Laboratory Products and Services | | 1,481.0 | 47.3% | 1,414.9 | 52.0% |
| Eliminations | | (131.9) | -4.2% | (111.8) | -4.1% |
| Consolidated Revenues | $ | 3,133.6 | 100.0% | $ 2,718.9 | 100.0% |
| | | | | | |
| **Operating Income and Operating Margin** | | | | | |
| Analytical Technologies | $ | 228.1 | 21.1% | $ 164.8 | 18.7% |
| Specialty Diagnostics | | 169.3 | 24.0% | 119.0 | 22.2% |
| Laboratory Products and Services | | 195.1 | 13.2% | 202.9 | 14.3% |
| Subtotal Reportable Segments | | 592.5 | 18.9% | 486.7 | 17.9% |
| Cost of Revenues Charges (c) | | (30.2) | -1.0% | (4.7) | -0.2% |
| Selling, General and Administrative Income (Costs), Net (d) | | 0.2 | 0.0% | (1.6) | 0.0% |
| Restructuring and Other Costs, Net (e) | | (32.9) | -1.0% | (24.5) | -0.9% |
| Amortization of Acquisition-related Intangible Assets | | (186.7) | -6.0% | (135.1) | -5.0% |
| GAAP Operating Income (a) | $ | 342.9 | 10.9% | $ 320.8 | 11.8% |

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Results in all periods have been adjusted to present the results of the Athena Diagnostics and Lancaster Laboratories businesses, sold on April 4, 2011, as discontinued operations. Prior period segment results have been conformed to the company's segment reporting structure effective in Q3 2011.

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items and certain other tax items (see note (g) for details); and results of discontinued operations.

(c) Reported results in 2011 and 2010 include $29.0 and $4.0, respectively, of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2011 and 2010 include $1.2 and $0.7, respectively, of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2011 include $1.0 of transaction costs, net, related to the acquisitions of Phadia and Dionex, offset by $1.2 of income from revisions of estimated contingent consideration for recent acquisitions. Reported results in 2010 include $7.3 of transaction costs related to the acquisition of Dionex and $5.2 of revisions of estimated contingent consideration for recent acquisitions, offset in part by a $10.9 gain on settlement of with product liability insurers.

(e) Reported results in 2011 and 2010 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations and, $12.1 and $17.0, respectively, of impairment of intangible assets associated with several small business units.

(f) Reported results in 2011 include a gain on sale of an equity investment accounted for under the cost method. Reported results in 2010 include costs to obtain a short-term financing commitment related to the acquisition of Dionex.

(g) Reported provision for income taxes includes i) $84.4 and $65.4 of incremental tax benefit in 2011 and 2010, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2011, $7.0 of incremental tax provision from adjusting the company's deferred tax balances as a result of tax rate changes; and iii) in 2010 $0.7, net, of incremental tax benefit from resolution of tax audits and $8.7 of incremental tax benefit from adjusting the company's deferred tax balances as a result of tax rate changes.

Notes:

Consolidated depreciation expense in 2011 and 2010 is $60.2 and $49.6, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $19.5 and $20.1 in 2011 and 2010, respectively.

## **Consolidated Statement of Income** (a)(b)

| (In millions except per share amounts) | Year Ended December 31, 2011 | % of Revenues | December 31, 2010 | % of Revenues |
|---|---|---|---|---|
| Revenues | $ 11,725.9 | | $ 10,570.2 | |
| Costs and Operating Expenses: | | | | |
| Cost of revenues (c) | 6,737.3 | 57.5% | 6,143.8 | 58.1% |
| Selling, general and administrative expenses (d) | 2,654.5 | 22.6% | 2,320.5 | 22.0% |
| Amortization of acquisition-related intangible assets | 647.9 | 5.5% | 554.7 | 5.2% |
| Research and development expenses | 340.6 | 2.9% | 284.8 | 2.7% |
| Restructuring and other costs, net (e) | 100.4 | 0.9% | 60.4 | 0.6% |
| | 10,480.7 | 89.4% | 9,364.2 | 88.6% |
| Operating Income | 1,245.2 | 10.6% | 1,206.0 | 11.4% |
| Interest Income | 26.9 | | 12.5 | |
| Interest Expense | (175.3) | | (84.7) | |
| Other Income (Expense), Net (f) | 29.8 | | (28.1) | |
| Income from Continuing Operations Before Income Taxes | 1,126.6 | | 1,105.7 | |
| Provision for Income Taxes (g) | (107.0) | | (108.7) | |
| Income from Continuing Operations | 1,019.6 | | 997.0 | |
| Income from Discontinued Operations | 5.5 | | 36.1 | |
| Gain on Disposal of Discontinued Operations | 304.8 | | 2.5 | |
| Net Income | $ 1,329.9 | 11.3% | $ 1,035.6 | 9.8% |
| Earnings per Share from Continuing Operations | | | | |
| Basic | $ 2.68 | | $ 2.47 | |
| Diluted | $ 2.65 | | $ 2.44 | |
| Earnings per Share: | | | | |
| Basic | $ 3.49 | | $ 2.57 | |
| Diluted | $ 3.46 | | $ 2.53 | |
| Weighted Average Shares: | | | | |
| Basic | 380.8 | | 403.3 | |
| Diluted | 384.8 | | 409.4 | |

| **Reconciliation of Adjusted Operating Income and Adjusted Operating Margin** | | | | |
|---|---|---|---|---|
| GAAP Operating Income (a) | $ 1,245.2 | 10.6% | $ 1,206.0 | 11.4% |
| Cost of Revenues Charges (c) | 72.8 | 0.6% | 16.0 | 0.2% |
| Selling, General and Administrative Costs, Net (d) | 61.5 | 0.5% | 3.0 | 0.0% |
| Restructuring and Other Costs, Net (e) | 100.4 | 0.9% | 60.4 | 0.6% |
| Amortization of Acquisition-related Intangible Assets | 647.9 | 5.5% | 554.7 | 5.2% |
| Adjusted Operating Income (b) | $ 2,127.8 | 18.1% | $ 1,840.1 | 17.4% |

| **Reconciliation of Adjusted Net Income** | | | | |
|---|---|---|---|---|
| GAAP Net Income (a) | $ 1,329.9 | 11.3% | $ 1,035.6 | 9.8% |
| Cost of Revenues Charges (c) | 72.8 | 0.6% | 16.0 | 0.2% |
| Selling, General and Administrative Costs, Net (d) | 61.5 | 0.5% | 3.0 | 0.0% |
| Restructuring and Other Costs, Net (e) | 100.4 | 0.9% | 60.4 | 0.6% |
| Amortization of Acquisition-related Intangible Assets | 647.9 | 5.5% | 554.7 | 5.2% |
| Restructuring and Other Costs, Net – Equity Investments | 0.4 | 0.0% | 1.0 | 0.0% |
| Amortization of Acquisition-related Intangible Assets – Equity Investments | 2.9 | 0.0% | 2.8 | 0.0% |
| Other (Income) Expense, Net (f) | (35.1) | -0.3% | 24.5 | 0.3% |
| Provision for Income Taxes (g) | (270.7) | -2.3% | (243.7) | -2.3% |
| Discontinued Operations, Net of Tax | (310.3) | -2.6% | (38.6) | -0.4% |
| Adjusted Net Income (b) | $ 1,599.7 | 13.6% | $ 1,415.7 | 13.4% |

| **Reconciliation of Adjusted Earnings per Share** | | | | |
|---|---|---|---|---|
| GAAP EPS (a) | $ 3.46 | | $ 2.53 | |
| Cost of Revenues Charges, Net of Tax (c) | 0.13 | | 0.03 | |
| Selling, General and Administrative Costs, Net of Tax (d) | 0.13 | | 0.01 | |
| Restructuring and Other Costs, Net of Tax (e) | 0.17 | | 0.10 | |
| Amortization of Acquisition-related Intangible Assets, Net of Tax | 1.12 | | 0.88 | |
| Restructuring and Other Costs, Net of Tax – Equity Investments | - | | - | |
| Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments | 0.01 | | - | |
| Other (Income) Expense, Net (f) | (0.06) | | 0.04 | |
| Provision for Income Taxes (g) | 0.01 | | (0.04) | |
| Discontinued Operations, Net of Tax | (0.81) | | (0.09) | |
| Adjusted EPS (b) | $ 4.16 | | $ 3.46 | |

| **Reconciliation of Free Cash Flow** | | | | |
|---|---|---|---|---|
| GAAP Net Cash Provided by Operating Activities (a) | $ 1,691.0 | | $ 1,497.8 | |
| Net Cash Provided by Discontinued Operations | (12.6) | | (45.4) | |
| Purchases of Property, Plant and Equipment | (266.5) | | (257.8) | |
| Proceeds from Sale of Property, Plant and Equipment | 8.2 | | 10.2 | |
| Free Cash Flow | $ 1,420.1 | | $ 1,204.8 | |

## Segment Data

| (In millions) | Year Ended December 31, 2011 | % of Revenues | December 31, 2010 | % of Revenues |
|---|---|---|---|---|
| **Revenues** | | | | |
| Analytical Technologies | $ 3,845.4 | 32.8% | $ 3,238.2 | 30.6% |
| Specialty Diagnostics | 2,465.8 | 21.0% | 2,149.0 | 20.3% |
| Laboratory Products and Services | 5,935.4 | 50.6% | 5,650.9 | 53.5% |
| Eliminations | (520.7) | -4.4% | (467.9) | -4.4% |
| Consolidated Revenues | $ 11,725.9 | 100.0% | $ 10,570.2 | 100.0% |
| **Operating Income and Operating Margin** | | | | |
| Analytical Technologies | $ 720.0 | 18.7% | $ 550.1 | 17.0% |
| Specialty Diagnostics | 597.0 | 24.2% | 487.9 | 22.7% |
| Laboratory Products and Services | 810.8 | 13.7% | 802.1 | 14.2% |
| Subtotal Reportable Segments | 2,127.8 | 18.1% | 1,840.1 | 17.4% |
| Cost of Revenues Charges (c) | (72.8) | -0.6% | (16.0) | -0.2% |
| Selling, General and Administrative Costs, Net (d) | (61.5) | -0.5% | (3.0) | 0.0% |
| Restructuring and Other Costs, Net (e) | (100.4) | -0.9% | (60.4) | -0.6% |
| Amortization of Acquisition-related Intangible Assets | (647.9) | -5.5% | (554.7) | -5.2% |
| GAAP Operating Income (a) | $ 1,245.2 | 10.6% | $ 1,206.0 | 11.4% |

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Results in all periods have been adjusted to present the results of the Athena Diagnostics and Lancaster Laboratories businesses, sold on April 4, 2011, as discontinued operations. Prior period segment results have been conformed to the company's segment reporting structure effective in Q3 2011.

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items and certain other tax items (see note (g) for details); and results of discontinued operations.

(c) Reported results in 2011 and 2010 include $69.5 and $11.4, respectively, of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2011 and 2010 include $3.3 and $4.6, respectively, of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2011 include $59.7 of transaction costs, related to the acquisitions of Phadia and Dionex and a $3.0 charge associated with product liability litigation, offset in part by $1.2 of income from revisions of estimated contingent consideration for recent acquisitions. Reported results in 2010 include $8.7 of transaction costs, net, primarily related to the acquisition of Dionex and $5.2 of expense for revisions of estimated contingent consideration for recent acquisitions, offset in part by a $10.9 gain on settlement with product liability insurers.

(e) Reported results in 2011 and 2010 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations; in 2011, $21.2 of cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition and $12.1 of impairment of intangible assets associated with several small business units; and in 2010, a $6.0 loss on a patent infringement claim that arose at a business unit prior to its acquisition by the company and $17.0 of impairment of intangible assets associated with several small business units.

(f) Reported results in 2011 include a gain of $27.6 on currency hedging contracts related to the acquisition of Phadia and repayment of its multi-currency debt and a gain of $17.8 on sale of an equity investment accounted for under the cost method, offset in part by fees of $10.3 to obtain a short-term financing commitment related to the Phadia acquisition. Reported results in 2010 include losses of $16.8 on early extinguishment of debt and $7.7 of costs to obtain a short-term financing commitment related to the acquisition of Dionex.

(g) Reported provision for income taxes includes i) $273.0 and $226.3 of incremental tax benefit in 2011 and 2010, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2011, $7.9 of incremental tax benefit from the ability to use tax loss carryforwards as a result of the Phadia acquisition, $11.7 of incremental tax provision from adjusting the company's deferred tax balances as a result of tax rate changes and $1.5 of incremental tax benefit from resolution of tax audits; and iii) in 2010, $6.4, net, of incremental tax benefit from resolution of tax audits and $11.0 of incremental tax benefit from adjusting the company's deferred tax balances as a result of tax rate changes.

Notes:

Consolidated depreciation expense in 2011 and 2010 is $215.6 and $191.3, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $80.2 and $81.8 in 2011 and 2010, respectively.

**Condensed Consolidated Balance Sheet**

| (In millions) | December 31, 2011 | | December 31, 2010 | |
|---|---|---|---|---|
| **Assets** | | | | |
| Current Assets: | | | | |
| Cash and cash equivalents | $ | 1,016.3 | $ | 917.1 |
| Short-term investments | | 4.3 | | 8.9 |
| Accounts receivable, net | | 1,814.1 | | 1,473.8 |
| Inventories | | 1,355.4 | | 1,172.9 |
| Other current assets | | 631.8 | | 562.3 |
| Total current assets | | 4,821.9 | | 4,135.0 |
| Property, Plant and Equipment, Net | | 1,656.2 | | 1,360.2 |
| Acquisition-related Intangible Assets | | 7,815.9 | | 5,913.7 |
| Other Assets | | 551.7 | | 944.8 |
| Goodwill | | 11,988.0 | | 8,995.7 |
| Total Assets | $ | 26,833.7 | $ | 21,349.4 |
| | | | | |
| **Liabilities and Shareholders' Equity** | | | | |
| Current Liabilities: | | | | |
| Short-term obligations and current maturities of long-term obligations | $ | 1,272.8 | $ | 105.8 |
| Other current liabilities | | 1,816.4 | | 1,604.0 |
| Total current liabilities | | 3,089.2 | | 1,709.8 |
| Other Long-term Liabilities | | 2,951.2 | | 2,247.3 |
| Long-term Obligations | | 5,755.2 | | 2,031.3 |
| Total Shareholders' Equity | | 15,038.1 | | 15,361.0 |
| Total Liabilities and Shareholders' Equity | $ | 26,833.7 | $ | 21,349.4 |

**Condensed Consolidated Statement of Cash Flows**

| (In millions) | Year Ended | | |
|---|---|---|---|
| | December 31, 2011 | | December 31, 2010 |
| **Operating Activities** | | | |
| Net income | $ | 1,329.9 | $ 1,035.6 |
| Income from discontinued operations | | (5.5) | (36.1) |
| Gain on disposal of discontinued operations | | (304.8) | (2.5) |
| Income from continuing operations | | 1,019.6 | 997.0 |
| Adjustments to reconcile income from continuing operations to net cash provided by operating activities: | | | |
| Depreciation and amortization | | 863.5 | 746.0 |
| Change in deferred income taxes | | (152.6) | (267.6) |
| Other non-cash expenses, net | | 183.3 | 153.2 |
| Changes in assets and liabilities, excluding the effects of acquisitions and dispositions | | (235.4) | (176.2) |
| Net cash provided by continuing operations | | 1,678.4 | 1,452.4 |
| Net cash provided by discontinued operations | | 12.6 | 45.4 |
| Net cash provided by operating activities | | 1,691.0 | 1,497.8 |
| **Investing Activities** | | | |
| Acquisitions, net of cash acquired | | (5,698.6) | (606.2) |
| Purchases of property, plant and equipment | | (266.5) | (257.8) |
| Proceeds from sale of property, plant and equipment | | 8.2 | 10.2 |
| Other investing activities, net | | 54.9 | (1.5) |
| Net cash used in continuing operations | | (5,902.0) | (855.3) |
| Net cash provided by (used in) discontinued operations | | 759.8 | (3.6) |
| Net cash used in investing activities | | (5,142.2) | (858.9) |
| **Financing Activities** | | | |
| Net proceeds from issuance of debt | | 4,254.1 | 741.4 |
| Increase in commercial paper, net | | 899.3 | - |
| Settlement of convertible debt | | (452.0) | (600.8) |
| Redemption and repayment of long-term obligations | | (1.4) | (505.4) |
| Purchases of company common stock | | (1,337.5) | (1,012.5) |
| Net proceeds from issuance of company common stock | | 158.1 | 77.3 |
| Tax benefits from stock-based compensation awards | | 16.9 | 12.8 |
| Increase (decrease) in short-term notes payable | | 9.2 | (7.9) |
| Other financing activities, net | | 3.9 | - |
| Net cash provided by (used in) financing activities | | 3,550.6 | (1,295.1) |
| Exchange Rate Effect on Cash | | (0.2) | 9.2 |
| Increase (Decrease) in Cash and Cash Equivalents | | 99.2 | (647.0) |
| Cash and Cash Equivalents at Beginning of Period | | 917.1 | 1,564.1 |
| Cash and Cash Equivalents at End of Period | $ | 1,016.3 | $ 917.1 |
| Free Cash Flow (a) | $ | 1,420.1 | $ 1,204.8 |

(a) Free cash flow is net cash provided by operating activities of continuing operations less net purchases of property, plant and equipment.